Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Waldencast Acquisition Corp. (the “Company”) on Amendment No. 1 to Form S-1 (File No. 333-253370) of our report dated January 22, 2021, except for the 2nd paragraph in Note 8 as to which the date is March 1, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Waldencast Acquisition Corp. as of January 12, 2021 and for the period from December 8, 2020 (inception) through January 12, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

March 1, 2021